SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of December, 2013

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes            No  X

Bradesco

Material Fact

Minutes of the Special Meeting # 2,144, of 12.23.2013,

of Banco Bradesco S.A.´s Board of Directors

Corporate Taxpayer’s ID (CNPJ) #60.746.948/0001-12

Companies Registration Number (NIRE) #35.300.027.795

The members of the Company’s Board of Directors were called together on the 23rd day of the month of December, 2013, at 4 p.m., at the corporate head office, Cidade de Deus, 4o andar, Prédio Vermelho, Vila Yara, Osasco, SP, under the chairmanship of Mr. Lázaro de Mello Brandão. Mr. Carlos Alberto Rodrigues Guilherme held the function of Secretary. During the meeting, the Board Members, after considering the acquisition of 106,000 preferred shares issued by the Company to be held in treasury, in the period from 12.10.2013 to 12.20.2013, which will no longer be entitled to receive the financial benefits that may be declared, resolved to amend and approve the Board of Executive Officers’ proposal, registered in the Special Meeting # 1,886, of 12.9.2013, of that Body, for the payment of complementary interest on shareholders’ equity to the company’s shareholders in the amount of R$1,421,300,000.00, whose values per share will be R$0.322576529 per common share and R$0.354834182 per preferred share. Thus:

•      The shareholders registered in the Company’s books on this date (12.23.2013 - declaration date) will be benefited. The Company’s shares will be traded “ex-right” on complementary interest from 12.26.2013 on.

•      The payment will be made on 3.7.2014 in the net amount of R$0.274190050 per common share and R$0.301609055 per preferred share, already net of Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax.

•      The complementary interest:

•      represent, approximately, 17.1 times the amount of the interest paid monthly; and

•      will be computed, net of withholding income tax, in the calculation of mandatory dividends of the fiscal year, as provided in the Company’s bylaws.

The mentioned interest related to the shares held in custody of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange) will be paid to the referred BM&FBOVESPA, which will transfer them to the shareholders through the depository agents.

Below, the demonstrative table of the values paid and to be paid related to 2013:

In R$

Monthly interest on shareholders’ equity paid from February to December/2013	889,835,448.20
Intermediary interest on shareholders’ equity of the 1st half paid	829,997,720.86
Subtotal – paid values	1,719,833,169.06
Interest on shareholders’ equity related to the month of December/2013 to be paid on 1.2.2014	82,916,460.19
Complementary interest on shareholders’ equity to be paid on 3.7.2014	1,421,300,000.00
Total	3,224,049,629.25

Per share in R$

Type	Monthly interest on shareholders’ equity	Intermediary interest of the 1st half	Complementary Interest	Total
Common share	0.225815904	0.188253558	0.322576529	0.736645991
Preferred share	0.248397492	0.207078914	0.354834182	0.810310588

The Company may, based on the result to be determined at the end of the fiscal year of 2013, distribute new interest and/or dividends to shareholders.

There being no further business to be discussed, the meeting was adjourned and these Minutes were drawn up, which the present Board Members sign. ss) Lázaro de Mello Brandão, Antônio Bornia, Mário da Silveira Teixeira Júnior, João Aguiar Alvarez, Denise Aguiar Alvarez, Carlos Alberto Rodrigues Guilherme and Milton Matsumoto.

Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   December 26, 2013

By:

Name: Luiz Carlos Angelotti

Title:    Executive Managing Officer and

Investor Relations Officer